
June 30, 2015

Stephen L. Holcombe
President and Chief Executive Officer
vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

> **Re: vTv Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2015**
> **File No. 333-204951**

Dear Mr. Holcombe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

The Reorganization Transactions, page 4

1. We note your response to comment 3 in our letter dated June 10, 2015. Please revise to disclose and expand your discussion of the "Up-C" structure, including a discussion of the tax and other advantages to the Company and its equityholders.

2. Please revise to explain the rights, privileges, form and nature of control provided by the managing member unit in vTv Therapeutics LLC.

3. You indicate on page 5 that you expect to enter into a tax receivable agreement with vTv Therapeutics Holdings. Tell us whether this agreement will be reflected in your pro forma adjustments. Explain how the related party payments under the tax receivable agreement will be recorded and the effect such payments will have on your financial

position and results of operations. Considering your disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Summary Historical and Pro Forma Financial Data, page 12

4. We note your response to comment 7. However, it appears to us that the reorganization pro forma statements of operations would not be identical to pro forma statements of operations after the offering due to the offering adjustments that will be reflected on pages 59 and 61, including adjustments to net loss attributable to non-controlling interests. Accordingly, please revise to also present here the reorganization pro forma statements of operations information.

Use of Proceeds, page 52

5. We note your response to comment 10 and we reissue the comment. We note the disclosure in the last two paragraphs of this section and in the third risk factor on page 45 that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise to disclose the specific contingencies and alternative uses of proceeds.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations, page 59 and 61

6. After the reorganization and before the offering, vTv Therapeutics Inc. does not appear to have an equity interest in vTv Therapeutics LLC. Please explain to us why the entire combined consolidated net loss shown in the reorganization pro forma column is reflected as net loss attributable to vTv Therapeutics Inc., rather than being attributed to non-controlling interests. Please revise your presentation accordingly or disclose how the amounts shown in the reorganization pro forma column accurately reflect vTv Therapeutics Inc.'s interest in vTv Therapeutics LLC's net loss.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 63

7. We note your revisions in response to comment 14. However, your pro forma financial information does not foot across. For example, the amounts shown in the reorganization pro forma column for the vTvx Holdings I members' equity (deficit) and the vTv Therapeutics Inc. stockholders' deficit line items are not the sum of the amounts shown in the two preceding columns. Please make the necessary revisions and disclose in a note with quantification the nature of any additional adjustments made.

8. The reorganization pro forma column reflects ($1,902) under stockholders' deficit of vTv Therapeutics Inc. Please disclose what this amount represents. Please also tell us how you determined no non-controlling interest amount was appropriate in the reorganization pro forma column or make the necessary revisions.

9. We note your response to comment 15 regarding the consolidation guidance you applied. Based upon your response and your disclosures in the filing, it appears the vTv Therapeutics LLC non-voting units represent the equity investment at risk. It appears, based upon your disclosures on page 6, that vTv Therapeutics Inc. will be appointed as the sole managing member of vTv Therapeutics LLC pursuant to the LLC agreement. On page 5, you state this managing member unit represents no economic interests and will have 100% of the voting power of vTv Therapeutics LLC. For an entity not to be a VIE, the equity holders have to demonstrate power through the ability to vote an equity investment at risk. If interests other than the equity investment at risk provide the holders of that investment with the characteristics of a controlling financial interest, the entity is a VIE. Other interests held by the holders of an equity investment at risk should not be combined with equity interests in deciding whether an entity is a VIE. Accordingly, please further explain how you concluded vTv Therapeutics LLC was not a VIE pursuant to ASC 810-10-15-14(b). If you determine it is a VIE, please explain how you determined vTv Therapeutics Inc. has the characteristics of a controlling financial interest per ASC 810-10-25-38A and provide the basis for consolidation and any other required disclosure pursuant to ASC 810-10-50.

Business, page 81

10. We note that one customer accounted for 100% of revenues as of the three months ended March 31, 2015. Please identify this customer.

Management, page 114

11. Please clarify when Mr. Howard will become the Chief Financial Officer.

Exhibits

12. We reissue comment 18. Please file the agreement with Calithera as an exhibit. Given the potential milestone payments discussed on page 102, this agreement would appear to be material to your company at this time and not just an ordinary course of business contract. Please revise to file the agreement or provide additional analysis as to why you believe the contract would not be material to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence G. Wee, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP